KH 4/22

SECURI [redacted] ION

11021633

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- -36242

SEC MAIL RECEIVED APR 13 2011 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2010 (MM/DD/YY) AND ENDING 12-31-2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rideau Lyons & Co., Inc. – DBA

Full Legal Name: I.C. Rideau, Lyons & ~~Company~~ Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5455 Wilshire Boulevard, Suite 2131
(No. and Street)

Los Angeles	CA	90036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LaMar Lyons 323-965-1797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED APR 12 2011 14 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 4/22

OATH OR AFFIRMATION

I, LaMar Lyons, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rideau Lyons & Co., Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

C.E.O. / Executive Managing Director

Title

Notary Public

JESUS ZAVALA BACA
Commission # 1912704
Notary Public - California
Los Angeles County
My Comm. Expires Nov 8, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2010

RIDEAU LYONS & CO., INC.

CONTENTS

PART I

Report of Independent Auditor 1
Statement of Financial Condition 2
Statement of Income (Loss) 3
Statement of Changes in Stockholders' Equity 4
Statement of Changes in Financial Condition 5
Notes to Financial Statements 6 - 8

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Requirements Pursuant to Rule 15c3-1 9

Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 10

Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 11

PART II

Report on Internal Control 12-13

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
Rideau Lyons & Co., Inc.
Los Angeles, CA

I have audited the accompanying statement of financial condition of Rideau Lyons & Co., Inc. as of December 31, 2010 and the related statements of income (loss), changes in stockholders' equity and changes in financial condition, for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3- 1. These financial statements are the responsibility of Rideau Lyons & Co., Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Rideau Lyons & Co., Inc. as of December 31, 2010 and the results of its income (loss), stockholders' equity, changes in financial condition, and the supplemental schedule of net capital for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
March 10, 2011

RIDEAU LYONS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

Assets

Cash	$ 60,805
Total assets	$ 60,805

Liabilities and Stockholders' Equity

Liabilities	
Cash overdrawn	$ 260
Accounts payable & accrued expenses	2,660
Income taxes payable	1,600
Total liabilities	4,520
Commitments and contingencies	
Stockholders' Equity	
Common stock, no par value, 250,000 shares authorized, 113,875 shares issued and outstanding	206,840
Additional paid in capital	221,449
Accumulated deficit	(372,004)
Total stockholders' equity	56,285
Total liabilities and stockholders' equity	$ 60,805

See Accompanying Notes to Financial Statements

RIDEAU LYONS & CO., INC.
STATEMENT OF INCOME (LOSS)
YEAR ENDED DECEMBER 31, 2010

Revenues	
Financial advisory fees	$ 25
Interest and dividend	185
Total revenues	210
Expenses	
Bank service charges	564
FINRA fees	2,935
Meals & entertainment	1,977
Office expense	1,990
Office supplies	647
Postage & delivery	80
Professional fees	22,764
Rent	16,346
Taxes & licenses	25
Telephone	2,173
Travel	1,395
Miscellaneous	3,642
Total expenses	54,538
Net income (loss) before income tax provision	(54,328)
Income tax provision	800
Net income (loss)	$ (55,128)

See Accompanying Notes to Financial Statements

RIDEAU LYONS & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated Deficits)	Total
Balance, December 31, 2009	145,000	$170,450	$(316,876)	$(1,426)
Common stock issued	61,840			61,840
Capital contributions		50,999		50,999
Net income (loss)			(55,128)	(55,128)
Balance, December 31, 2010	206,840	$221,449	$(372,004)	$ 56,285

See Accompanying Notes to Financial Statements

RIDEAU LYONS & CO., INC.

STATEMENT OF CHANGES IN FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income (loss)	$(55,128)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:	
Cash overdrawn	260
Accounts payable and accrued expenses	2,210
Income taxes payable	0
Net cash provided by (used in) operating activities	(52,658)
Net cash provided by (used in) investing activities:	0
Capital contributions	50,999
Common stock issued	61,840
Net cash provided by (used in) financing activities:	112,839
Net increase (decrease) in cash	60,181
Cash at beginning of year	624
Cash at end of year	$ 60,805
Supplemental Cash Flow Information:	
Cash paid for interest	$ 0
Cash paid for income tax	$ 800

See accompanying notes to financial statements

RIDEAU LYONS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - ORGANIZATION

Rideau Lyons & Co., Inc. (the Company) was incorporated in the State of California on September 16, 1985 under the name I.C. Rideau Securities, Inc. The Company amended its Articles of Incorporation on November 1, 1993 to reflect its current name. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including firm commitment underwriting. The Company is also authorized to be a broker/dealer of municipal securities.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for its participation in underwriting bonds and financial advisement. Underwriting income to the Company is the difference between the purchase price (proceeds to the issuer) and the sales price (funds from the purchaser) of the bonds. The Company also participates with other securities dealers in underwriting activities and receives a fee based on a commission arrangement. Underwriting income is recognized at the time of settlement; whereas financial advisory fees are recognized when earned, generally after the services have been performed. Accounts receivable arise from revenues earned but not collected and syndication payables arise from revenues earned and collected by the Company which is due to other syndicate participants.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending December 31, 2010, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

NOTE 3 – INCOME TAXES

The current year's income tax expense consists of the current California state minimum franchise tax of $800 for the Company's 2010 tax return.

The Company has available at December 31, 2010, unused Federal and State net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset. The net operating loss is to expire in the year 2030. A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

RIDEAU LYONS & CO., INC.
NOTES TO FINANCIAL STATEMENTS – Continued
DECEMBER 31, 2010

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Commitments
The Company leases it office space on a month to month basis. Current year rent expense consists of the following:

Office rent	$ 16,346

Contingencies
The Company has not filed its corporate tax returns or paid its income tax in two years. Although an accrual has been made for the expected income taxes, no adjustments have been made to these financial statements for potential penalties and interest which may arise from the unfiled tax returns.

A professional fee applicable to 2009 for a total of $1,183 has not been recorded and in management's opinion, is not due.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. See page 9.

NOTE 7 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2010 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 8 – SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2010 through March 10, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

RIDEAU LYONS & CO., INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2010

Computation of Net Capital	
Stockholders' equity	$ 56,285
Non allow assets:	0
Net Capital	$ 56,285
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness 6.67% of net aggregate indebtedness	$ 301
Minimum dollar net capital required	$ 50,000
Net capital required (greater of above amounts)	$ 50,000
Excess Capital	$ 6,285
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 55,833
Computation of Aggregate Indebtedness	
Total liabilities	$ 4,520
Percentage of aggregate indebtedness to net capital	9%

Reconciliation

The following is a reconciliation at December 31, 2010 of the above net capital with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital	$ 60,030
Unrecorded liabilities	(3,745)
Audited net capital	$ 56,285

See accompanying notes to financial statements

RIDEAU LYONS & CO., INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2010

A computation of reserve requirement is not applicable to Rideau, Lyons & Co. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Rideau Lyons & Co., Inc.
Los Angeles, CA

In planning and performing my audit of the financial statements of Rideau Lyons & Co., Inc. (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Rideau Lyons & Co., Inc.
Los Angeles, CA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
March 10, 2011